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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          DEKALB GENETICS CORPORATION
                            ------------------------
                           (NAME OF SUBJECT COMPANY)

                                MONSANTO COMPANY
                            ------------------------
                                    (BIDDER)

  CLASS B COMMON STOCK, WITHOUT PAR VALUE (WITH RESPECT TO THE SCHEDULE 14D-1)
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   CLASS A COMMON STOCK, WITHOUT PAR VALUE (WITH RESPECT TO THE SCHEDULE 13D)
                            ------------------------
                         (TITLE OF CLASS OF SECURITIES)
                244878 20 3 (WITH RESPECT TO THE SCHEDULE 14D-1)
                ------------------------------------------------
                 244878 10 4 (WITH RESPECT TO THE SCHEDULE 13D)
                            ------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               KARL R. BARNICKOL
               ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY
                                MONSANTO COMPANY
                         800 NORTH LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                            TELEPHONE: 314-694-1000
                            ------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                    Copy to:

                              JOHN R. SHORT, ESQ.
                   PEPER, MARTIN, JENSEN, MAICHEL AND HETLAGE
                          720 OLIVE STREET SUITE 2400
                           ST. LOUIS, MISSOURI 63101
                            TELEPHONE: 314-421-3850
                            ------------------------

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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
                $127,800,000                                       $25,560

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/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:      NONE                          FILING PARTY:    N/A
FORM OR REGISTRATION NO.:    N/A                           DATE FILED:      N/A

* Note: For purposes of calculating the amount of the filing fee only, the Transaction Valuation assumes purchase of 1,800,000 shares of the Class B Common Stock at the offer price of $71.00 per share.
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

Cusip Nos. 244878 10 4 (for the Class A Common Stock)
           244878 20 3 (for the Class B Common Stock)
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 1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
       Monsanto Company
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 2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)/ /
                                                                          (b)/ /
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 3  SEC Use Only
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 4  Source of Funds (See Instructions)
                WC
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 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                             / /
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 6  Citizenship or Place of Organization
                Delaware
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 7  Aggregate Amount Beneficially Owned by Each Reporting Person
                84,717*
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 8  Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)                                                            / /
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 9  Percent of Class Represented by Amount in Row (7)
                10%*
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10  Type of Reporting Person (See Instructions)
                CO
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* The Investment Agreement dated as of January 31, 1996 between Monsanto Company
  (the "Purchaser") and DEKALB Genetics Corporation (the "Company"), described in the Offer to Purchase dated February 7, 1996 (the "Offer to Purchase"), provides for the purchase by the Purchaser of newly issued shares of Class A Common Stock ("Class A Stock") of the Company representing 10% of the outstanding shares of Class A Stock after expiration of the tender offer (the "Offer") described in the Offer to Purchase and after giving effect to the issuance of such shares. The Class A Stock is convertible into Class B Common Stock ("Class B Stock") of the Company, and holders of Class A Stock may convert shares of Class A Stock into Class B Stock in order to participate in the Offer for Class B Stock. The number of shares of Class A Stock set forth in Item 7 is based upon the number of shares of Class A Stock outstanding on January 31, 1996.

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

     This Tender Offer Statement on Schedule 14D-1 (this Statement") relates to the offer by Monsanto Company, a Delaware corporation ("Purchaser"), to purchase up to 1,800,000 shares of the outstanding shares of the Class B Common Stock, without par value ("Shares" or "Class B Stock"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a price of $71.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 7, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and the Investment Agreement dated as of January 31, 1996 between the Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is DEKALB Genetics Corporation, a Delaware corporation, which has its principal executive offices at 3100 Sycamore Road, Dekalb, Illinois 60115.

     (b) The class of equity securities being sought is up to one million eight hundred thousand (1,800,000) of the outstanding Shares, of the Company. The information concerning the Shares outstanding and the consideration being offered for the Shares set forth under "INTRODUCTION" and "Section 1. Terms of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market as set forth in the "Section 6. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser, a Delaware corporation. Information concerning the principal business and address of the principal office of Purchaser, and concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser are set forth under "INTRODUCTION", "Section 9. Certain Information Concerning Purchaser" and Schedule A in the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule A of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under "Section 9. Certain Information Concerning the Purchaser", "Section 10. Background of the Offer; Contacts with the Company; Recommendation of the Company's Board", and "Section 11. Purpose of the Offer; the Investment Agreement; the Stockholders' Agreement; the Ancillary Agreements" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION", "Section 9. Certain Information Concerning the Purchaser", "Section 10. Background of the Offer; Contacts with the Company; Recommendation of the Company's Board", and "Section
11. Purpose of the Offer; the Investment Agreement; the Stockholders' Agreement; the Ancillary Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under "Section 12. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION", "Section 10. Background of the Offer, Contacts with the Company; Recommendation of the Company's Board", "Section 11. Purpose of the Offer; the Investment Agreement; the Stockholders' Agreement; the Ancillary Agreements" and "Section 12. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "Section 7. Effect of the Offer on Market for the Shares and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth under "INTRODUCTION", "Section 9. Certain Information Concerning Purchaser" and "Section 11. Purpose of the Offer; the Investment Agreement; the Stockholders' Agreement; the Ancillary Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION", "Section 9. Certain Information Concerning the Purchaser", "Section 10. Background of the Offer; Contacts with the Company; Recommendation of the Company's Board", and "Section
11. Purpose of the Offer; the Investment Agreement; the Stockholders' Agreement; the Ancillary Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION" and "Section 15. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "Section 9. Certain Information Concerning Purchaser" in the Offer to Purchase is incorporated herein by reference. Reference is hereby also made to the audited financial statements in the Purchaser's Annual Report on Form 10-K for the year ended December 31, 1994, and the unaudited financial statements in the Purchaser's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, each of which Reports is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth under "INTRODUCTION"; "Section 10. Background of the Offer; Contacts with the Company; Recommendations of the Company's Board"; and "Section 11. Purpose of the Offer; the Investment Agreement; the Stockholders' Agreement; the Ancillary Agreements" in the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth under "Section 14. Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "Section 7. Effect of the Offer on the Market for the Shares and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), and the information set forth in the Investment Agreement and the Stockholders' Agreement, copies of which are attached hereto as Exhibits (c)(1) and (c)(2) is incorporated herein by reference.

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

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated February 7, 1996.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

     (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to Clients.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in The Wall Street Journal on February 7, 1996.

     (a)(8) Text of Press Release dated February 1, 1996 issued by the Company.

     (a)(9) Notice to Holders of Class A Common Stock of DEKALB Genetics Corporation.

     (b) None

     (c)(1) Investment Agreement dated January 31, 1996 between the Company and the Purchaser.

     (c)(2) Stockholders' Agreement dated January 31, 1996 between the Purchaser and certain holders of the Class A Common Stock of the Company.

     (c)(3) Registration Rights Agreement dated January 31, 1996 between the Company and the Purchaser.

     (c)(4) Collaboration Agreement dated January 31, 1996 between the Company and the Purchaser.*

     (c)(5) Corn Borer-Protected Corn License Agreement dated January 31, 1996 between the Company and the Purchaser.*

     (c)(6) Glyphosate-Protected Corn License Agreement dated January 31, 1996 between the Company and the Purchaser.*

     (c)(7) CaMV Promoter License Agreement dated January 31, 1996 between the Company and the Purchaser.*

     (d) None.

     (e) Not applicable.

     (f) None.
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* Agreement subject to a request for confidential treatment.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 1996

                                          MONSANTO COMPANY

                                          By:        /S/ KARL R. BARNICKOL
                                            ------------------------------------
                                            Name: Karl R. Barnickol
                                            Title:   Associate General Counsel
                                                     and
                                                     Assistant Secretary

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

                                  EXHIBIT LIST

                                                                                            PAGE
EXHIBIT NO.                                                                                NUMBER
-----------                                                                                ------
   (a)(1)    Offer to Purchase dated February 7, 1996.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees.
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees to Clients.
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
   (a)(7)    Summary Advertisement as published in The Wall Street Journal on February
             7, 1996.
   (a)(8)    Text of Press Release dated February 1, 1996 issued by the Company.
   (a)(9)    Notice to Holders of Class A Common Stock of DEKALB Genetics Corporation.
   (c)(1)    Investment Agreement dated January 31, 1996 between the Company and the
             Purchaser.
   (c)(2)    Stockholders' Agreement dated January 31, 1996 between the Purchaser and certain holders of the Class A Common Stock of the Company.
   (c)(3)    Registration Rights Agreement dated January 31, 1996 between the Company and the Purchaser.
   (c)(4)    Collaboration Agreement dated January 31, 1996 between the Company and the
             Purchaser.*
   (c)(5)    Corn Borer-Protected Corn License Agreement dated January 31, 1996 between the Company and the Purchaser.*
   (c)(6)    Glyphosate-Protected Corn License Agreement dated January 31, 1996 between the Company and the Purchaser.*
   (c)(7)    CaMV Promoter License Agreement dated January 31, 1996 between the Company and the Purchaser.*

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* Agreement subject to a request for confidential treatment.

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